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                                     [LOGO]

                                                               February 10, 2000

Dear Shareholders:

    As you know, GenTek Inc. ('GenTek') has distributed rights (the 'Rights') to subscribe for newly issued shares of the company's common stock for $9.43 per share to its shareholders of record as of January 24, 2000 (the 'Rights Offering'). Under the terms of the Rights Offering, holders of common stock of GenTek received, at no cost, 0.20 of a Right for each share of common stock held by them on January 24, 2000. The Rights Offering had been set to expire on February 14, 2000. WE ARE PLEASED TO ANNOUNCE THAT THE EXPIRATION DATE OF THE RIGHTS OFFERING HAS BEEN EXTENDED TO 5:00 P.M. EASTERN STANDARD TIME ON
FEBRUARY 22, 2000. Rights not exercised by that date will be null and void. Please note that all other terms of the Rights Offering remain the same.

    GenTek's earnings statement for the fourth quarter of 1999 is enclosed. You should consult the enclosed earnings statement in conjunction with your prospectus for the Rights Offering.

    The prospectus for the Rights Offering and subscription warrants evidencing the Rights have been mailed to GenTek's shareholders of record by ChaseMellon Shareholder Services, L.L.C., the subscription agent for the Rights Offering. Please contact ChaseMellon Consulting Services, LLC, the information agent for the Rights Offering, if you have not received a prospectus, or if you have any questions regarding the Rights Offering. You may call ChaseMellon toll free at 1 (888) 566-9477.

                                           Sincerely,

                                           /s/ Todd M. Duchene
                                           -------------------
                                           Todd M. DuChene
                                           Secretary